Federal Reserve Bank
Official Authorization List

To the Federal Reserve Banks: Below are the names, titles, and signatures of the individuals authorized to transact business and issue instructions (except for Discount Window, Operating Circular 10, transactions) on behalf of the Institution identified on page one of this document.

Name:	First ALEX		Middle Initial W	Last DUNCAN	Suffix
Phone: 601 596 9442				Extension:	
Title: MASTER ACCOUNT HOLDER				Email: TNPRODIGY@GMAIL.COM	
Signature: :alex-wayne:duncan				Limitations to Authority: (leave blank if none)	

Name:	First		Middle Initial	Last	Suffix
Phone:				Extension:	
Title:				Email:	
Signature:				Limitations to Authority: (leave blank if none)	

Name:	First		Middle Initial	Last	Suffix
Phone:				Extension:	
Title:				Email:	
Signature:				Limitations to Authority: (leave blank if none)	

The Authorizing Officer on Page 1 of this document is required to sign each page of the Official Authorization List.

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature* :alex-wayne:duncan			Title* MASTER ACCOUNT HOLDER
Name*	First* ALEX	Middle Initial W	Last* DUNCAN



* **All Rights Reserved.**
* **Void Where Prohibited By Law.**
* **Encouraged Where Endorsed By Public Policy.**
* **See attached Color of Law Warning Pursuant to 18 U.S.C. § 242**

You may add additional signers by completing this page multiple times and submitting it with your request. Please indicate the total number of pages, Including the first/notary page, appropriately at the top right hand corner of this document.

Last Updated: 08/2012